Exhibit (a)(1)(K)

You should have received information about the Option Exchange Program approved by Sallie Mae shareholders. This program allows you to exchange your eligible stock options for new options with a more favorable strike price. As a holder of eligible options, you should consider the opportunity to participate in the program.
You can learn more at www.SallieMaeExchange.com. If you did not receive your password or if you have any questions, contact the plan administrator, Global Shares, toll free at (877) 231-1697, or by e-mail at salliemaeexchange@globalshares.com.
Additional Information Regarding the Exchange Program
SLM Corporation (the “Company”) has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) in connection with the exchange program. Persons who are eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO and other related materials, because they contain important information about the exchange program. The Company’s shareholders and option holders may obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC at the investor page on the Company’s Web site at www.SallieMae.com/About/Investors.

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